Exhibit 99.1

QUIPT HOME MEDICAL CORP.

US$40,000,000

Equity Distribution Agreement

May 15, 2023

Canaccord Genuity LLC
99 High Street, 12th Floor
Boston, Massachusetts 02110

Canaccord Genuity Corp.

40 Temperance Street, Suite 2100

Toronto, Ontario M5H 0B4

Beacon Securities Limited

66 Wellington Street West, Suite 4050

Toronto, Ontario M5K 1H1

Ladies and Gentlemen:

Quipt Home Medical Corp., a company existing under the Business Corporations Act (British Columbia) (the “Company”), confirms its agreement (this “Agreement”) with Canaccord Genuity LLC and Canaccord Genuity Corp. (collectively, “Canaccord”) and Beacon Securities Limited (“Beacon” and together with Canaccord, the “Joint Agents” or the “Agents”, and each, an “Agent”), to issue and sell common shares of the Company upon and subject to the terms and conditions contained herein. The obligations of the Agents under this Agreement are several and not joint, nor joint and several and no Agent shall be liable for any act, omission, default or conduct by any of the other Agents.

1.	Issuance and Sale of Shares.

The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Joint Agents, acting as sales agents, common shares of the Company (the “Shares”) having an aggregate offering price of up to US$40,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Joint Agents shall agree from time to time. The issuance and sale of the Shares through the Joint Agents will be effected pursuant to the Canadian Prospectus, the U.S. Prospectuses and the Registration Statement (each as defined below) filed by the Company, as set forth below in Section 6.

2.	Placements.

(a)	Issued to Canaccord. Unless Canaccord agrees otherwise in writing, the Company agrees that each Placement Notice (as defined herein) under this Agreement shall only be given by the Company to Canaccord.

(b)	Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify Canaccord by e-mail notice (or other method mutually agreed to in writing by the parties) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares (“Placement Shares”) to be issued, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day, any minimum price below which sales may not be made, and the applicable stock exchange on which the Placement Shares are to be sold (a “Placement Notice”), a form of which is attached hereto as Exhibit A. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule 1 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from Canaccord set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon delivery to Canaccord unless and until (i) Canaccord declines to accept the terms contained therein for any reason, in its sole discretion, within one Trading Day of the date the Agent receives the Placement Notice, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) the Agreement has been terminated under the provisions of Section 13.

(c)	Placement Fee. The amount of compensation to be paid by the Company to the Agents with respect to each Placement (in addition to any expense reimbursement pursuant to Section 8(i)(ii)) shall be equal to 3.0% of gross proceeds from each Placement.

(d)	No Obligation. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Agents, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice control.

3.	Sale of Placement Shares by the Agents.

Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agents will use their commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agents covenant and the Company acknowledges that the Agents will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States state and federal securities laws, including, the United States Securities Act of 1933, as amended (the “Securities Act”), and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including Regulation M thereunder), and all applicable Canadian Securities Laws (as defined below), and, the rules of The NASDAQ Capital Market (“NASDAQ”) and the rules of the TSX Venture Exchange, the Toronto Stock Exchange or any other applicable Canadian stock exchange where the common shares in the capital of the Company (the “Common Shares”) are listed (the “Canadian Exchange”) and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The Agents will provide written confirmation to the Company following close of trading on the Trading Day on which the Agents made sales of the Shares and in any case no later than the opening of the Trading Day immediately following the Trading Day on which any Agent has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day (including the number of Shares sold on the Canadian Exchange, on the Principal Trading Market (as defined below) or on any other marketplace in Canada or the United States), (ii) the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on NASDAQ or the Canadian Exchange, as the case may be), or on any other marketplace in Canada or the United States), (iii) the gross proceeds from the sale of Placement Shares sold on such day, (iv) the compensation payable by the Company to the Agents with respect to such sales pursuant to Section 2(c), and (v) the Net Proceeds (as defined below) payable to the Company. Subject to the terms and conditions of the Placement Notice and solely with respect to sales in Canada or through a Canadian Exchange, Canaccord Genuity Corp. and Beacon may sell Placement Shares by any method permitted by law deemed to be an “at-the-market distribution” under National Instrument 44-102 – Shelf Distributions (“NI 44-102”) if the Placement Shares are to be sold on the Canadian Exchange. Subject to the terms and conditions of the Placement Notice and solely with respect to sales in the United States, Canaccord Genuity LLC may sell Placement Shares by any method permitted by law deemed to be an “at the market” offering under Rule 415 of the Securities Act, including without limitation, sales made of the Placement Shares directly on or through on NASDAQ (the “Principal Trading Market”) or any other existing exchange or trading market for the Common Shares solely in the United States (it being expressly acknowledged by both parties that no sales shall be made to or through a market maker in the United States). In no event will the Agents sell Placement Shares in privately negotiated transactions. During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agents agree that in no event will they or any of their respective affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Common Shares if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act or under NI 44-102. Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Company or any other person or entity if the Agents do not sell Placement Shares for any reason other than a failure by the Agents to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 3. For the purposes hereof, “Trading Day” means any day on which both the Principal Trading Market and the Canadian Exchange are open for trading.

4.	Suspension of Sales.

(a)	The Company or the Agents may, upon notice to the other party in writing, by telephone (confirmed promptly by email) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which a Placement Notice has been delivered or in the case of the Agent only, decline to accept the terms of a Placement Notice; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Agents agree that no such notice shall be effective against the other party unless it is made to one of the individuals from the Agents named on Schedule 1 hereto, as such Schedule may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents (provided they have been given prior written notice of such to one of the individuals from the Agents named on Schedule 1, as amended from time to time, by the Company, which notice the Agents agree to treat confidentially) agree that no sale of Placement Shares will take place.

5.	Settlement.

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Business Day (or such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the commission for such sales payable by the Company to the Agents, as the case may be, pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agents hereunder pursuant to Section 8(i) hereof, and (iii) any reasonable and documented transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)	Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the respective Agents’ account or its designee’s account (provided that the Agents shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares sold through the Canadian Exchange or at The Depository Trust Company (“DTC”) through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States, or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the Agents will, on each Settlement Date, deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default, provided that the Company shall not be obligated to pay to the Agents any amount specified in (ii) above on any Placement Shares that are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on any stock exchange in Canada or the United States; (ii) a material disruption in securities settlement or clearance services in Canada or the United States; or (iii) failure by the Agents or any one of them to comply with its obligations under the terms of this Agreement.

6.	Registration Statement and Prospectuses.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated October 15, 2021 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus dated November 11, 2021, in respect of an aggregate of up to Cdn$200,000,000 in certain securities of the Company, including Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated November 11, 2021 relating to the Shelf Securities, including any documents incorporated or deemed to be incorporated by reference therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102 (NI 44-101 and NI 44-102 are collectively referred to herein as, the “Canadian Shelf Procedures”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and “Canadian Prospectuses” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

As used herein, “Translation Decision” means the decision of the Autorité des marchés financiers (“AMF”) dated July 15, 2021 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectuses and the documents incorporated by reference in the Canadian Prospectuses be publicly filed in both the French and English languages.

The Company has also prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Administrators and the Commission (the “MJDS”), a registration statement on Form F-10, as amended (File No. 333-260363), covering the registration of the Shelf Securities under the Securities Act and the rules and regulations of the Commission thereunder (the “Rules and Regulations”). Such registration statement, which contains the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, including the exhibits to such registration statement) has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, to the U.S. Base Prospectus relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectuses” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus and together with any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act (“Rule 433”) relating to the Placement Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectuses and the U.S. Prospectuses. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Agents shall offer the Placement Shares for sale to the public directly and through other investment dealers and brokers in the United States and Canada only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement. The Agents agree that they will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states of the United States in which the Shares are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated or deemed to be incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectuses, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectuses shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectuses, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated or deemed to be incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses, as the case may be.

7.	Representations and Warranties of the Company.

The Company represents and warrants to, and agrees with, the Agents that as of the date of this Agreement and as of each Applicable Time (as defined below), unless such representation, warranty or agreement specifies a specific date:

(a)	Registration Statement and Prospectuses. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission (the “Commission Documents”) since the Company has been subject to the requirements of Section 12 of the Exchange Act, and all of such filings required to be filed within the last 12 months have been made on a timely basis. The Company meets the general eligibility requirements for the use of NI 44-101 and NI 44-102 and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Reviewing Authority has issued the Receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. Subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Qualifying Authorities, except for any document filed with the Canadian Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to the Agents or made available to the Agents on SEDAR. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares or any other securities of the Company has been issued or made by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority, and any request made to the Company on the part of any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority for additional information has been complied with. At the time of filing the Registration Statement the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied in all material respects with all requests of the Commission for additional or supplemental information. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the Commission. Copies of all filings made by the Company under the Securities Act, and all Commission Documents that were filed with the Commission, in respect of the Offering have either been delivered to the Agents or made available to the Agents on EDGAR. Copies of all filings made by the Company under the Canadian Securities Laws that were filed or furnished with the Canadian Qualifying Authorities in respect of the Offering have either been delivered to the Agents or made available to the Agents on SEDAR. For the purposes of this Agreement, the “Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement. The Canadian Prospectuses, at the time of filing thereof with the applicable Canadian Qualifying Authorities, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectuses, as amended or supplemented, as of their respective dates, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Canadian Prospectuses, as amended or supplemented, as of their respective dates, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Securities and to the Company and its Subsidiaries. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by the Agents expressly for use therein. The U.S. Prospectuses, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectuses, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. There is no franchise, contract or other document of a character required to be described in the Registration Statement or the Prospectuses, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required. The statistical, industry and market-related data included in the Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate, and such data agrees with the sources from which it is derived. The Company has delivered to the Agents copies of each of the Canadian Base Prospectus, the Registration Statement, any consent or certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits), and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested in writing prior to the date hereof. The Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Placement Shares in connection with this Agreement other than the Prospectuses or the Registration Statement. At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 of the Securities Act (without taking account of any determination by the Commission pursuant to Rule 405 of the Securities Act that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the Securities Act.

(b)	No Misstatement or Omission. Each part of the Registration Statement, when such part became, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission, and at each Applicable Time and Settlement Date, and the U.S. Prospectuses, on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, conformed or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and on the date of filing thereof with the Commission, the U.S. Prospectuses and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectuses, or any amendment or supplement thereto.

(c)	Financial Information. The consolidated financial statements and the related notes thereto and the supporting schedules of the Company and the Subsidiaries (as defined herein), together with the related notes, set forth or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package (the “Company Financial Information”), have been and will be prepared in accordance with the applicable accounting requirements of the Securities Act, the Exchange Act, and applicable Canadian Securities Laws and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “International Standards”), applied on a consistent basis throughout the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects and will fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments); and the other financial information included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package has been compiled on a basis consistent in all material respects with that of the financial statements and presents fairly in all material respects the information shown thereby, and do not contain a misrepresentation. The Company does not have any material liabilities or obligations, direct or contingent, which are not disclosed in the Registration Statement, the Prospectuses and the Disclosure Package. All non-GAAP financial information included in the Registration Statement and the Prospectuses complies with the requirements of Canadian Securities Laws regarding the use of non-GAAP financial information.

(d)	Organization.

(i)	The Company has been duly incorporated, amalgamated, continued or organized and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization, and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted, to issue and sell the Shares and to execute, deliver and perform its obligations hereunder and to carry out the transactions contemplated herein.

(ii)	The Company, where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, or conducts any business unless, in each case, the failure to so qualify in any such jurisdiction would not, individually or in the aggregate, have a Material Adverse Effect. As used herein, “Material Adverse Effect” means any fact, event, change, occurrence, or state of being which could reasonably be expected to have a material adverse effect on the business, affairs, capital, operations, properties, permits, prospects, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Company and the Material Subsidiaries considered on a consolidated basis, or any fact, event or change which would result in this Agreement, the Prospectuses or the Registration Statement containing a misrepresentation.

(e)	Subsidiaries.

(i)	Other than the Subsidiaries, the Company has no subsidiaries and no investment in any person which is or would be material to the business and affairs of the Company. As used herein, “Subsidiaries” means any entity that is a subsidiary of the Company within the meaning of “subsidiary” set forth in the Business Corporations Act (British Columbia) and includes the Material Subsidiaries (as defined herein), and “Subsidiary” means any one of them.

(ii)	Great Elm Healthcare, LLC, United Respiratory Services, LLC, Patient-Aids, Inc., Northwest Medical, LLC, At Home Health Equipment, LLC, Sleepwell, LLC, QHM Holdings Inc. and Quipt Home Medical Inc (collectively, the “Material Subsidiaries”) are the only subsidiaries of the Company that are material to the Company (taken as a whole), including with respect to the generation of revenues and the ownership of Intellectual Property (as defined herein) owned or purported to be owned by the Company or any of its Subsidiaries, including, but not limited to, Intellectual Property: (A) created or developed by or on behalf of the Company or any of its Subsidiaries; or (B) to which the Company or any of its Subsidiaries has acquired, by purchase, assignment or other transfer, the unconditional, unrestricted, exclusive right to control or prevent any and all use of such Intellectual Property by others without the consent or approval of or payment to, any other person (collectively, “Owned Intellectual Property”).

(iii)	All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and the Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of each Subsidiary, in each case, except pursuant to the CIT Facility (as defined below), free and clear of any charge, mortgage, lien, hypothec, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges (each, an “Encumbrance”) or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any Subsidiary of any of the shares or other securities of any Subsidiary and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiary.

(f)	Good Standing, Capacity and Corporate Power of the Material Subsidiaries.

(i)	Each Subsidiary has been duly formed, incorporated, amalgamated, continued or organized and is validly existing as a company in good standing under the laws of its jurisdiction of formation, incorporation, amalgamation, continuation or organization and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof.

(ii)	Each Subsidiary, where required, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases property, or conducts any business and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document and is current and up-to-date with all material filings required to be made, unless, in each case, the failure to so qualify in any such jurisdiction would not, individually or in the aggregate, have a Material Adverse Effect.

(g)	Dissolution or Liquidation. No proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or the Subsidiaries.

(h)	Capitalization. The Company has authorized and outstanding share capital as set forth in the Prospectuses under the caption “Description of Share Capital” as of the dates indicated in each Prospectus, and all of the issued Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable and have been issued in compliance with the Business Corporations Act (British Columbia); and all of the issued shares of common shares of the Subsidiaries of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and the shares of such Subsidiaries are owned directly or indirectly by the Company and are held free and clear of all Encumbrances, except pursuant to the CIT Facility (as defined below). None of the outstanding Common Shares were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. Except as may be described in the Registration Statement and the Prospectuses, and except with respect to equity awards issued under the Company’s equity incentive plans, there are no outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any Common Shares. No holders of securities of the Company have rights to the registration of such securities under the Registration Statement or the qualification of such securities under the Canadian Prospectuses.

(i)	The Shares. All necessary corporate action has been taken by the Company to authorize and reserve for issuance the Placement Shares to be issued as described in this Agreement and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all Encumbrances and will be issued in compliance with the Business Corporations Act (British Columbia); the authorized share capital of the Company, including the Common Shares, conforms in all material respects to the description thereof contained in the Registration Statement and the Common Shares, including the Placement Shares, will conform to the description thereof contained in the Prospectuses as amended or supplemented. Neither the shareholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Placement Shares or other rights to purchase or receive any of the Placement Shares or any other securities or assets of the Company, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act or Canadian Securities Laws, any shares or other securities or assets of the Company upon the issuance or sale of the Placement Shares.

(j)	No Material Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, and except as may be otherwise stated or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, (i) neither the Company nor the Subsidiaries has sustained any material loss or interference with the business of the Company and its Subsidiaries, taken as a whole, including without limitation, from fire, explosion, flood or other calamity or damage to any asset, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; (ii) there have been no transactions entered into by the Company or the Subsidiaries which are material to the Company and its Subsidiaries, considered as a whole, (iii) there has not been any change, development, or event that has caused, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (iv) since the date of the latest financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, and except as otherwise described in the Registration Statement and the Prospectuses, there has not been any material change, on a consolidated basis, in the authorized share capital of the Company and its Subsidiaries, any material increase in the short-term debt or long-term debt of the Company and its Subsidiaries, on a consolidated basis, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on its Common Shares, or any Material Adverse Effect, or any development reasonably likely to cause or result in a Material Adverse Effect; and the business of the Company and the Subsidiaries have been carried on in the usual and ordinary course consistent with past practice since September 30, 2021 to the extent that such past practice is consistent with the current business direction of the Company and the Subsidiaries.

(k)	Validity and Enforceability. This Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company, have been executed and delivered by the Company and constitute legal, valid and binding obligations of the Company and each are enforceable against the Company in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(l)	Enforceability of Agreements. All agreements between the Company and third parties expressly referenced in the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification provisions of certain agreements may be limited be federal or state securities laws or public policy considerations in respect thereof and except for any unenforceability that, individually or in the aggregate, would not unreasonably be expected to have a Material Adverse Effect.

(m)	Breach or Violation. The execution and delivery of each of this Agreement, the Prospectuses, and the Registration Statement, the performance by the Company of its obligations hereunder or thereunder and the issuance, and the sale and delivery of the Placement Shares do not and will not:

(i)	require the consent, approval, authorization, notification, registration or qualification of or with any Governmental Authority, stock exchange, Qualifying Authorities or other third party, except such as are contemplated by this Agreement, have been obtained or such as may be required (and shall be obtained by the Company prior to the date hereof) under Applicable Securities Laws or stock exchange regulations; or

(ii)	result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A)	any of the terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the shareholders, members, directors or any committee of directors of the Company or any Subsidiary or any Material Agreement to which the Company or any Subsidiary is a party or by which it or they are contractually bound; or

(B)	any statute, rule, regulation or law applicable to the Company or any Subsidiary, including, without limitation, Applicable Securities Laws, the rules and regulations of the Principal Trading Market or the Canadian Exchange, or any judgment, order or decree of any Governmental Authority or court having jurisdiction over the Company;

(iii)	result in a default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any indenture, mortgage, deed of trust, loan or credit agreement or any provision of any instrument or contract to which it is a party or by which it is bound that, individually or in the aggregate, could have a Material Adverse Effect;

(iv)	do not affect the rights, duties and obligations of any parties to any Material Agreement to which the Company or any Subsidiary is a party, nor give a party the right to terminate any such Material Agreement by virtue of the application of terms, provisions or conditions in such Material Agreement; and

(v)	result in the Company being subject to a Company Repayment Event. As used herein, “Company Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment prior to the stated maturity or date of mandatory redemption or repayment thereof of all or a portion of such indebtedness by the Company or its Subsidiaries.

(n)	Voting Control. The Company and the Subsidiaries are not party to any agreement, nor is the Company or the Subsidiaries aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries.

(o)	Shareholders Rights Plan. The Company does not have in place a shareholder rights protection plan and neither the Company, nor to the Company’s knowledge, any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company.

(p)	Minute Books and Records. The minute books and records of each of the Company and the Material Subsidiaries made available to counsel for the Agents in connection with its due diligence investigation of the Company and the Material Subsidiaries for the periods from its date of incorporation to the date of examination thereof are all of the minute books and material records of the Company and the Material Subsidiaries and contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records.

(q)	Governmental Licences.

(i)	The Company and each of the Subsidiaries possesses such permits, certificates, licences, approvals, registrations, qualifications, consents and other authorizations (collectively, “Governmental Licences”) issued by the appropriate federal, provincial, territorial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by it in all jurisdictions in which it carries on business, that are material to the conduct of the business of the Company and the Subsidiaries (as such business is currently conducted).

(ii)	The Company and each Subsidiary is in material compliance with the terms and conditions of all such Governmental Licences.

(iii)	All of such Governmental Licences are in good standing, valid and in full force and effect.

(iv)	Neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation, suspension, termination or modification of any such Governmental Licences, and there are no facts or circumstances, including without limitation facts or circumstances relating to the revocation, suspension, modification or termination of any Governmental Licenses held by others, known to the Company, that could lead to the revocation, suspension, modification or termination of any such Governmental License.

(v)	Neither the Company nor any Subsidiary is in material default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licenses in good standing.

(vi)	None of such Governmental Licenses contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in any material respect the operations or the business of the Company or any Subsidiary as now carried on or proposed to be carried on.

(vii)	Neither the Company nor any Subsidiary has reason to believe that any party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing or revoking the same.

(r)	Conducting Business in Compliance.

(i)	The Company and each Subsidiary have conducted and are each conducting their business in compliance in all material respects with all applicable laws of each jurisdiction in which its business is carried on or in which its services are provided and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such applicable laws.

(ii)	The Company and each Subsidiary are not in breach or violation of any judgment, order or decree of any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the Commission, the Qualifying Authorities, the Canadian Exchange and the Principal Trading Market (each, a “Governmental Authority”) or court having jurisdiction over the Company or any Subsidiary, as applicable.

(iii)	The Company and each Subsidiary hold all, and are not in breach of any, Governmental Licences that enable its business to be carried on as now conducted, except for any breach of any Governmental Licenses that would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole).

(s)	Pending Changes to Applicable Law. Except for information in the public domain relating to the regulatory regime governing the healthcare industry in the United States, the Company and the Subsidiaries are not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Company or the Subsidiaries or the business or legal environment under which the Company or the Subsidiaries operate.

(t)	Reporting Issuer Status; Compliance With Exchange Requirements; Foreign Private Issuer Status.

(i)	The Company is a “reporting issuer”, or the equivalent thereof, in all of the Provinces and Territories of Canada and is not included on a list of defaulting reporting issuers maintained by any of the Qualifying Authorities. The Company is not currently in default of any requirement of the Applicable Securities Laws (as defined below) of such jurisdictions in any material respect and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company or the Subsidiaries which has occurred and with respect to which the requisite news release has not been disseminated and/or material change report, as applicable, has not been filed with the Qualifying Authorities. All filings and fees required to be made and paid by the Company and the Subsidiaries pursuant to all applicable laws have been made and paid. The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(ii)	The Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Shares pursuant to the Exchange Act nor has the Company received any notification that the Commission is currently contemplating terminating such registration.

(iii)	The Shares are currently listed on (i) the Principal Trading Market under the trading symbol “QIPT” and (ii) the Canadian Exchange under the trading symbol “QIPT”. The Company has not received any notice from any Person to the effect that the Company is not currently in compliance with the rules and regulations of the Principal Trading Market or the Canadian Exchange. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in material compliance with the rules and regulations of the Principal Trading Market and the Canadian Exchange.

(iv)	Except as described in the Registration Statement or the Prospectuses, there are no affiliations among the Company’s directors and officers and members of Financial Industry Regulatory Authority (“FINRA”). To the knowledge of the Company, no beneficial owners of Common Shares or subordinated debt who, together with their associated persons and affiliates, hold in the aggregate 10% or more of such Common Shares or subordinated debt, have any direct or indirect association or affiliate with a FINRA member. A Registration Statement relating to the Shares on Form 40-F under the Exchange Act has become effective.

(u)	Continuous Disclosure.

(i)	The Company is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and without limiting the generality of the foregoing since September 30, 2022, there has not occurred a Material Adverse Effect which has not been publicly disclosed. As used herein, “Applicable Securities Laws” means Canadian Securities Laws, the Securities Act, including the Rules and Regulations and the Exchange Act and the rules and regulations thereunder.

(ii)	All information which has been prepared by the Company relating to the Company and the Subsidiaries and their respective business, property and liabilities and either publicly disclosed (including all of the publicly available documents which have, or will have been filed or furnished by or on behalf of the Company on or prior to the date hereof with the relevant Qualifying Authorities pursuant to the requirements of Applicable Securities Laws and the rules and policies of the Canadian Exchange, including all press releases, listing applications, material change reports, financial statements, management’s discussions and analysis, information circulars, business acquisition reports and other documents that have been publicly disclosed by or on behalf of the Company and posted under the Company’s profile on SEDAR (collectively, the “Public Disclosure Documents”)) or provided to the Agents (including all financial, marketing, sales and operational information provided to the Agents), is as of the date of such information, true and correct in all material respects, does not contain any misrepresentations and no material facts or facts have been omitted therefrom which would make such information misleading and the Company is not aware of any circumstances presently existing under which a material liability is or could reasonably be expected to be incurred under secondary market liability disclosure provisions under Applicable Securities Laws.

(iii)	The Company has not filed any confidential material change reports with any of the Qualifying Authorities that is still maintained on a confidential basis.

(v)	Forward-looking Information and Statements.

(i)	All forward-looking information and statements of the Company contained in the Public Disclosure Documents, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, complies in all material respects with Applicable Securities Laws, and the Company has updated such forward-looking information and statements as required by and in compliance with Applicable Securities Laws.

(ii)	No forward looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or forward-looking information (within the meaning of Canadian Securities Laws) contained in the Commission Documents, the Registration Statement or the Prospectuses, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(w)	Freedom to Compete and Move Assets. The Company and the Subsidiaries are, except in connection with the Amended and Restated Credit and Guaranty Agreement dated as of September 16, 2022 by and among QHM Holdings, Inc., as the borrower, the guarantors from time to time party thereto, CIT Bank, a division of First-Citizens Bank & Trust Company, as administrative agent, and the other lenders party thereto, as amended by Amendment No. 1 to Amended and Restated Credit and Guaranty Agreement and Limited Consent effective as of January 3, 2023 (the “CIT Facility”), not a party to or bound or affected by any commitment, agreement or document containing any covenant (i) which expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business or transfer or move any of its assets or operations, or (ii) which has or could reasonably be expected to have a Material Adverse Effect.

(x)	Material Agreements.

(i)	All notes, indentures, mortgages or other forms of indebtedness and any contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licences, agreements and agreements relating to Intellectual Property (as defined herein), to which the Company or any of its Subsidiaries are a party or otherwise bound and which is material to the Company or its Subsidiaries (collectively, “Material Agreements”) of the Company and of the Subsidiaries have been disclosed in the Public Disclosure Documents and each Material Agreement is legal, valid, binding and in full force and effect and is enforceable by the Company or the Subsidiary, as applicable, in accordance with its terms subject to customary qualifications, including that enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law.

(ii)	Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any other person, is in default in the observance or performance of any term, covenant or obligation to be performed by it under any Material Agreement which would have a Material Adverse Effect and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing. None of the Company or any of the Subsidiaries has received any notice (whether written or oral), that any party to a Material Agreement intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of the Subsidiaries, which would have a Material Adverse Effect and, to the knowledge of the Company, no such action has been threatened or is contemplated.

(y)	Ownership Interests. The Company and each Subsidiary is the absolute legal and beneficial owner, and has good and valid title to, all of the material property or assets thereof as described in the Public Disclosure Documents free and clear of all Encumbrances and defects of title except Encumbrances in connection with the CIT Facility or that are otherwise filed in the ordinary course, including, without limiting the generality of the foregoing, Encumbrances relating to capital equipment and vehicle leases, or such as are not material, individually or in the aggregate, to the Company or any Subsidiary, and (i) no other material property or assets are necessary for the conduct of the business of the Company or any Subsidiary as currently conducted, (ii) the Company has no knowledge of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit such property or assets, and (iii) neither the Company nor the Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof.

(z)	Purchases and Sales. Neither the Company nor the Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge of:

(i)	the purchase of any of its business assets or any interest therein, or the sale, transfer or other disposition of any of its business assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares, or otherwise;

(ii)	the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Company or the Subsidiaries or otherwise) of the Company or the Subsidiaries; or

(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or common shares of the Subsidiaries.

(aa)	Real and Leased Property.

(i)	The Company does not, directly or indirectly, own any real property other than the properties municipally known as: (i) 1969 N Main Street, Decatur, IL, USA; and (ii) 1950 N Church Street, 197 W Garfield Avenue, Decatur, IL, USA, and a 50% ownership in the property municipally known as 100 West Commercial Street, Senath, MO 63876, USA.

(ii)	With respect to the premises which are used or otherwise occupied by the Company and the Subsidiaries and which the Company and the Subsidiaries use or occupy, as applicable, as tenant, subtenant, leasee, sub-leasee or otherwise (the “Leased Premises”), the Company and the Subsidiaries occupy the Leased Premises, have the right to occupy and use the Leased Premises and each of the leases pursuant to which the Company and the Subsidiaries occupy the Leased Premises is in good standing in all material respects and in full force and effect, other than Leased Premises in connection with which the Company is currently in the process of negotiating lease extensions, the failure of which extensions to obtain would not, individually or in the aggregate, have a Material Adverse Effect.

(iii)	The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company and the Subsidiaries, will not afford any of the parties to such leases or any other person the right to terminate such lease or the Company’s or any of the Subsidiaries’ right to occupy and use the Leased Premises or, result in any additional or more onerous obligations under such leases. Neither the Company nor any of the Subsidiaries has received any notice or other communication from the owner or manager of any of the Leased Premises that the Company or any of the Subsidiaries is not in compliance with any term or condition of any such real property lease, and to the best knowledge of the Company no notice or other communication is pending or has been threatened.

(bb)	Great Elm Acquisition. To the Company’s knowledge, the financial statements relating to the acquisition, indirectly through the Company’s indirect wholly owned subsidiary, QHM Holdings Inc., of Great Elm Healthcare, LLC, described in the Company’s business acquisition report dated February 13, 2023 (the “Great Elm Acquisition”) incorporated by reference in the Prospectus Supplements have been prepared in accordance with United States generally accepted accounting principles and present fairly in all material respects the consolidated financial position of the applicable business acquired by the Company pursuant to the Great Elm Acquisition as at their respective dates.

(cc)	Pro Forma Financial Statements. To the Company’s knowledge, the Company’s pro forma consolidated financial statements in respect of the Great Elm Acquisition, as at their respective dates, including the notes thereto, incorporated by reference in the Prospectus Supplements (the “Pro Forma Financial Statements”), together with the applicable related notes, present fairly in all material respects the pro forma consolidated financial position of the Company (and the other entities referred to therein) as at the dates indicated after giving effect to the transactions and assumptions described in the related notes thereto. The Pro Forma Financial Statements have been prepared based on assumptions contained in such Pro Forma Financial Statements and such assumptions are appropriate to give effect to the transactions (or circumstances) described or referred to therein.

(dd)	Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Company Financial Information.

(ee)	Accounting Policies. There has been no change in accounting policies or practices of the Company since September 30, 2022.

(ff)	Accounting Controls. The Company has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in Applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Applicable Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company and the Subsidiaries maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. To the knowledge of the Company, except as disclosed as the Public Disclosure Documents, there is no material weakness relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, none of the Company, any of its Subsidiaries, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(gg)	Independent Accountants. BDO USA LLP, Chartered Accountants, which has audited the consolidated balance sheets of the Company as of September 30, 2022 and MNP LLP, Chartered Accountants, which has audited the consolidated balance sheets of the Company as of September 30, 2021 and 2020, and the consolidated statements of income, shareholders’ equity, and cash flows for the years then ended, which are all included in or incorporated by reference in the Registration Statement and the Prospectuses, are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

(hh)	Audit Committee’s Responsibilities. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

(ii)	Reportable Event. There has not been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) with the present or former auditors of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

(jj)	Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, and the Company has no reason to believe that it will not be able to renew the existing insurance coverage of the Company and the Subsidiaries as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, individually or in the aggregate, have a Material Adverse Effect, and such coverage is in full force and effect, and the Company and the Subsidiaries have not breached the terms of any policies in respect thereof or failed to promptly give any notice or present any material claim thereunder.

(kk)	Taxes.

(i)	As used herein, “Tax” means any federal, provincial, territorial, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, common shares, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, goods and services, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, customs duty, fee, levy, impost and assessment or similar charge in the nature of a tax of any kind whatsoever imposed by any Governmental Authority (including Canada Pension Plan and provincial pension plan contributions, employment insurance and unemployment insurance payments and workers’ compensation premiums) and any interest, fine, penalty or addition thereto, whether disputed or not.

(ii)	The Company and each Subsidiary has duly and on a timely basis filed all foreign, federal, state, provincial, territorial and municipal returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by applicable laws in respect of any Tax (“Tax Returns”) required to be filed by it with the appropriate Governmental Authority (subject to any extensions permitted by applicable law), has duly completed and correctly reported, in all material respects, all income and all other amounts and information required to be reported therein, and has paid all Taxes due and payable by the Company and the Subsidiaries, respectively, as reported in such Tax Returns; the Company and each Subsidiary has paid all assessments and reassessments of Taxes due and payable by it and which are claimed by any Governmental Authority to be due and owing, except where the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect; adequate provision has been made for Taxes payable for any completed fiscal period for which Tax Returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return or payment of any Tax by the Company or by any Subsidiary, except as permitted by applicable laws; there are no formal legal actions, suits, proceedings or claims pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary in respect of any Tax; and there are no investigations or matters under discussion with any Governmental Authority relating to Taxes asserted by any such authority and no matters currently under audit or appeal with any Governmental Authority relating to Taxes of the Company or any Subsidiary, except as would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole).

(iii)	The Company and each Subsidiary has duly and timely withheld, collected, charged, and remitted all Taxes and other amounts required by the Tax Act (Canada) and the regulations thereunder (together, the “Tax Act”) and other applicable law to be withheld, collected, charged, and remitted by it.

(iv)	The Company and each of the Subsidiaries have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the assets of the Company or any of the Subsidiaries, and, to the knowledge of the Company, there are no audits pending of the Tax Returns of the Company or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such Tax Returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that could, individually or in the aggregate, result in a Material Adverse Effect.

(ll)	No Reliance. The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(mm)	Underwriter Agreements. Except for this Agreement, the Company is not a party to any agreement with an agent or underwriter for any other “at the market” or continuous equity transaction or negotiated or underwritten public offering that has not expired or otherwise been terminated.

(nn)	Dividends. During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any Common Shares or securities or agreed to do any of the foregoing. There is not, in the constating documents, articles or, except in connection with the CIT Facility, in any Material Agreement or other instrument or document to which the Company or the Subsidiaries is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares.

(oo)	Insider Interest in Transactions. Other than as disclosed in the Public Disclosure Documents, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or securities exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any such person, has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and its Subsidiaries (taken as a whole). The Company and the Subsidiaries do not have any loans or other indebtedness (excluding accounts payable) outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act).

(pp)	Directors and Officers. To the best of the Company’s knowledge, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(qq)	Litigation. Except as disclosed in the Prospectuses, none of the Company or any Subsidiary has been served with or otherwise received notice of any legal or governmental proceedings or investigations and there are no legal or governmental proceedings or investigations (whether or not purportedly on behalf of the Company) pending to which the Company or any Subsidiary is a party or of which any property or assets of the Company or any Subsidiary is the subject which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation by the Company of the transactions contemplated by this Agreement and no such proceedings have been threatened or contemplated by any Governmental Authority or any other parties. There are no judgments against the Company or the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or the Subsidiaries is subject.

(rr)	Cease Trade Order. The issued and outstanding Common Shares are listed and posted for trading on the Canadian Exchange and the Principal Trading Market, and the Placement Shares will be listed and posted for trading on the Canadian Exchange and the Principal Trading Market as of each Applicable Time. No order ceasing or suspending trading in any securities of the Company or the trading of any of the Company’s issued securities is currently outstanding and no proceedings for such purpose are threatened, or to the knowledge of the Company, pending.

(ss)	Delisting. Except for the proposed listing of the Shares on the Toronto Stock Exchange described in the Prospectuses, neither the Company nor the Subsidiaries have taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Canadian Exchange or the Principal Trading Market and the Company is currently in material compliance with the rules and regulations of the Canadian Exchange and the Principal Trading Market.

(tt)	Bribery.

(i)	The Company, its Subsidiaries and each of their directors and officers are familiar with anti-bribery and anti-corruption laws and regulations applicable in each jurisdiction in which they are located or conducting business (collectively, “Applicable Anti-Corruption Laws and Regulations”).

(ii)	The Company, its Subsidiaries, and to the knowledge of the Company, its directors, officers, employees, consultants, representatives and agents of the foregoing as it relates to the Company: (A) have conducted all transactions, negotiations, discussions and dealings in full compliance with Applicable Anti-Corruption Laws and Regulations; and (B) have not made any offer, payment, promise to pay, or authorization of payment of money or anything of value to any government official, or any other person while having reasonable grounds to believe that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to a government official, for the purpose of (i) assisting the parties in obtaining, retaining or directing business; (ii) influencing any act or decision of a government official in their official capacity; (iii) inducing a government official to do or omit to do any act in violation of their lawful duty, or to use their influence with a government or instrumentality thereof to affect or influence any act or decision of such government or department, agency, instrumentality or entity thereof; or (iv) securing any improper advantage.

(iii)	The Company, its Subsidiaries, and to the knowledge of the Company, its directors, officers, employees, consultants, representatives and agents of the foregoing as it relates to the Company: (A) have not entered into any healthcare reimbursement fee-splitting arrangement with any actual or potential patient, health care provider, business partner, governmental employee or other person in a position to assist or hinder the Company and/or the Subsidiaries in violation of applicable law; (B) have not (i) made any payment for, or agreed to make any payment for, any goods, services, or property in excess of fair market value; (ii) made or caused to be made a false statement or representation of a material fact in any application for any benefit or payment under any federal health care program (including Medicare, state Medicaid programs, TRICARE and similar or successor programs) and any other health care or payment program administered or financed in whole or in part by any domestic federal, state or local government and any successor program to any of the above (“Health Care Program”); (iii) made or caused to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment under any Health Care Program; (iv) presented or caused to be presented a claim for reimbursement for services under any Health Care Program that is for an item or service that is known or should be known to be: (I) not provided as claimed, (II) not provided in accordance with applicable law, or (III) false or fraudulent; (v) failed to disclose knowledge of the occurrence of any event materially affecting the initial or continued right to any benefit or payment under any Health Care Program; (vi) offered, paid, solicited, or received any remuneration (including any kickback, bribe or rebate), overtly or covertly, in cash or in kind: (I) in return for referring an individual to the Company or any Subsidiary for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by any Health Care Programs or third party payer, or (II) in return for purchasing, leasing or ordering any good, facility, service, or item for which payment may be made in whole or in part by any Health Care Program or any third party payer.

(iv)	Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, a Subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing or that is otherwise ongoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(uu)	Previous Acquisitions. All previous acquisitions completed by the Company or any of the Subsidiaries (while owned by the Company) of any securities, businesses, assets or products of any other entity have been, to the extent required by Applicable Securities Laws, fully and properly disclosed in the Public Disclosure Documents, were completed in compliance with all applicable laws and Applicable Securities Laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with; the Company or the Subsidiaries, as the case may be, conducted all due diligence procedures in connection with such previous acquisitions as are standard and customary for transactions of such nature.

(vv)	Operations of Business and Title to Business Assets. All material activities conducted by the Company and/or its Subsidiaries are truly and accurately described, in all material respects, in the Public Disclosure Documents and comprise all of the material business activities of the Company and the Subsidiaries, on a consolidated basis. The Company and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their business assets as owned, leased, licensed, loaned, operated or used by them or others in the operation of the business, or over which they have rights, free and clear of liens, and no other rights or business assets are necessary for the conduct of the business of the Company or the Subsidiaries as currently conducted or as proposed to be conducted except for Encumbrances on property or assets leased by the Company or its Subsidiaries.

(ww)	Research and Development. All research and development activities, including testing, quality assurance, training programs and research and analysis activities, conducted by the Company and its Subsidiaries in connection with their business is being conducted in accordance with standard industry practices and in compliance with all industry, safety, management and training standards applicable to the business of the Company and its Subsidiaries, all such systems, procedures and practices, including qualified technical and engineering personnel, required in connection with such activities are in place as necessary and are being complied with.

(xx)	Business Operations. To the knowledge of the Company: (i) all material agreements with third parties (including all suppliers, vendors, distributors and customers) for the provision/supply or sale of equipment, technologies, products or services in connection with the business of the Company and the Subsidiaries have been entered into and are being performed in compliance with their terms; and (ii) the Company and its Subsidiaries have all necessary access to the requisite supplies of technology and other products, which meet quantity and quality specifications, required in order to ensure timeliness of product delivery and otherwise to conduct their business as currently conducted or proposed to be conducted.

(yy)	Business Relationships. There exists no actual or, to the knowledge of the Company, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Company or the Subsidiaries, with any supplier, vendor, distributor or customer, or any group of suppliers, vendors, distributors or customers whose business with or whose inventories or purchases provided to the business of the Company or the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Company or the Subsidiaries. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Company or the Subsidiaries from conducting such business with any such supplier, vendor, distributor or customer, or group of suppliers, vendors, distributors or customers in the same manner in all material respects as currently conducted or proposed to be conducted.

(zz)	The Health Care Programs and Third Party Private Payers.

(i)	The Company and each Subsidiary has complied with all (A) laws relating to medical equipment suppliers, participation in Health Care Programs or programs by any private insurer, health maintenance organization, preferred provider organization, prepaid plan, health service plan or other non-governmental payer (“Third Party Private Payer”), or otherwise relating to the regulation, provision or administration of, or payment for, healthcare products or services, including (i) all laws related to the billing or submission of claims, reimbursement or fraud and abuse, including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the federal Physician Self-Referral Prohibition (commonly referred to as the “Stark Law”) (42 U.S.C. §1395nn), the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the federal False Claims Act (31 U.S.C. §3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code, the health care fraud statute (18 U.S.C. §1347), Sections 1341-1343 of Title 18 of the United States Code, Section 1035 of Title 18 of the United States Code, the regulations promulgated pursuant to each of the foregoing statutes, and all applicable counterpart state laws to any of the foregoing; (ii) Medicare (Title XVIII of the Social Security Act), as amended and the regulations promulgated thereunder, including specifically and without limitation, the DMEPOS standards and conditions for Medicare payment, 42 C.F.R. § 424.57 and the Ethics in Patient Referrals Act, as amended, 42 U.S.C. § 1395nn; (iii) Medicaid (Title XIX of the Social Security Act), as amended and the regulations promulgated thereunder, including all conditions of participation; (iv) TRICARE (10 U.S.C. Section 1071 et seq.), as amended and the regulations promulgated thereunder; (v) the Patient Protection and Affordable Care Act (Pub. L. 111−148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111−152), and the regulations promulgated pursuant to each of the foregoing; (vi) quality, safety and medical necessity laws relating to the regulation, provision or administration of, or payment for, healthcare products or services; (vii) workers compensation laws; (viii) laws relating to the regulation of the corporate practice of medicine; and (ix) licensure, permit, or authorization laws relating to the regulation, provision or administration of, or payment for, healthcare products or services, including home health laws and durable medical equipment and home medical equipment laws; and (x) medical supplier accreditation standards (collectively, “Health Care Laws”) and (B) laws, rules, regulations, standards, policies and procedures of the Health Care Programs and Third Party Private Payer programs applicable to the Company and the Subsidiaries, and has filed all claims, invoices, returns, cost reports and other forms (including, but not limited to all enrollment forms, CMS-855 forms and other documentation required to participate in any Health Care Program or with any Third Party Private Payer), the use of which is required or permitted by such Health Care Programs or Third Party Private Payer, in the form and manner, together with all supporting documentation, prescribed by such Health Care Programs or Third Party Private Payer, except, in each case, where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ii)	The Company and each of its Subsidiaries that participates in any Health Care Program or Third Party Private Payer program: (A) is qualified to participate in any such program and is duly enrolled and certified therein; (B) has the requisite provider and supplier numbers to bill the Medicare program, the respective Medicaid program in the state or states in which the Company or Subsidiary operates, and all other third party payor programs that the Company or Subsidiary currently bills to; (C) operates in compliance with each Health Care Program and Third Party Private Payer contract to which it is a party or by which it is bound; and (D) is in good standing with all such programs; except as would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole). There is no action pending or, to the Knowledge of the Company, threatened in writing, which has resulted in or could reasonably be expected to result in any material revocation, suspension, termination, probation, restriction, limitation, non-renewal or other material adverse modification of the participation by the Company or any of its Subsidiaries in any Health Care Program or Third Party Private Payer Program, or of any supplier or provider number, or result in the Company’s or any of its Subsidiaries’ exclusion from participation in any Health Care Program or Third Party Private Payer Program, except as would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole).

(iii)	All claims, returns, invoices, and other forms and documentation submitted by the Company or any Subsidiary to any Health Care Program or to any other public or Third Party Private Payer since the inception of the business of the Company and the Subsidiaries have been true, complete, timely, correct and accurate in all material respects. No deficiency in any such claims, returns, invoices, and other filings, including claims for overpayments, billing or coding mistakes, false or fraudulent claims, or deficiencies for late filings, has been asserted or threatened by any federal or state agency or instrumentality or other carrier or intermediary relating to Medicare or Medicaid claims or by any other public or Third Party Private Payer that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iv)	Neither the Company nor any Subsidiary (i) has received any written notice that alleges or asserts that the Company or any of its Subsidiaries has violated any Health Care Law, Health Care Program or Third Party Private Payer requirements or which requires or seeks to adjust, modify or alter any of the Company’s or its Subsidiaries’ operations, activities, or services or (iii) is subject to or has entered into any written agreement, including any individual or corporate integrity agreement or settlement related to any actual or alleged violation of any applicable Health Care Law. To the knowledge of the Company, neither the Company nor any Subsidiary is a defendant or named party in any unsealed qui tam/False Claims Act litigation.

(v)	Neither the Company nor any Subsidiary is the subject of any audit, claims review, recoupment, refund, set-off, challenge, suit or other penalty action or proceeding pursuant to any Health Care Law, Health Care Program or Third Party Private Payer program, except as would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole). All claims submitted by the Company and its Subsidiaries were for goods actually sold or services actually performed by the billing Company or Subsidiary to eligible patients, properly coded and, except for clerical errors, otherwise true and correct, and, to the Knowledge of the Company, there are no facts or circumstances that would give rise to any disallowance, recoupment, denial of payment, suspension of payment, overpayment, or penalty action or proceeding against the Company or any of its Subsidiaries, except, in each case, as would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole).

(vi)	To the knowledge of the Company, each health care professional currently employed by or providing services on behalf of the Company or its Subsidiaries who requires a license to provide any such services is duly licensed, certified or credentialed, as applicable, pursuant to applicable Health Care Laws and, to the knowledge of the Company, as of the date hereof, such license or certification is not subject to suspension, cancellation, withdrawal, revocation or modification or restriction in any manner that would prevent such health care professional from providing services to the Company, its subsidiaries or any customer of the Company or its Subsidiaries, except that would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole). To the knowledge of the Company, no health care professional has been: (i) convicted, under any Health Care Laws of a criminal offense in connection with the delivery of healthcare services, (ii) a party to any legal proceedings instituted by any licensure board, third-party payor, customer or Governmental Authority alleging a violation of any Health Care Law by such Care Professional or (iii) notified, or is aware of, of any inquiry, investigation or similar proceeding instituted by any Governmental Authority for alleged violation of any Health Care Law by such health care professional, or, to the knowledge of the Company, been disciplined or sanctioned, by any Governmental Authority for an alleged violation of any Health Care Law.

(vii)	Neither the Company nor any Subsidiary has received a written inquiry or, to the knowledge of the Company or any Subsidiary, oral notice or other communication from any Governmental Authority or any Health Care Program or from any agent of such Health Care Program, including, without limitation, the Centers for Medicare and Medicaid Services (“CMS”), the Department of Health and Human Services, the Department of Justice, the Food and Drug Administration (“FDA”), the Department of Health and Human Services Office of Inspector General (“OIG”), the Federal Trade Commission, the Drug Enforcement Administration, Medicare Administrative Contractors, state Attorneys General, state Medicaid Fraud Control Unit, other state agencies, or other bodies that regulate the Company’s and Subsidiaries’ businesses and operations, that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(viii)	To the knowledge of the Company, there is no basis for any claim or request for recoupment or reimbursement from the Company or any Subsidiary by, or for reimbursement by the Company or any Subsidiary of, and neither the Company nor any Subsidiary has received any overpayments from, any federal or state agency or instrumentality or other carrier or intermediary relating to Medicare or Medicaid claims or any other Health Care Program or any other public or Third Party Private Payer, that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ix)	The Company and each Subsidiary, as applicable, has routinely collected all co-payments, coinsurance and deductibles from patients in accordance with all Health Care Laws and all rules, regulations, standards, policies and procedures of Health Care Programs and of applicable public and Third Party Private Payers, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. For each patient, the Company and each Subsidiary, as applicable, has maintained complete and accurate clinical documentation of the medical necessity of all services and supplies provided by the Company or Subsidiary to such patient, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. For each patient, the Company or Subsidiary, as applicable, has maintained complete and accurate financial and other documentation required for billing Health Care Programs or any other public or Third Party Private Payer, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(x)	The Company and its Subsidiaries routinely screens all directors, officers, employees, independent contractors and agents against the U.S. Department of Health & Human Services Office of Inspector General’s List of Excluded Individuals/Entities database and the General Services Administration’s System for Award Management database, and, to the knowledge of the Company, no director, officer, employee, independent contractor or agent, (i) has been or is currently debarred, excluded, or suspended from contracting with the federal or state government or from participating in any Health Care Program, (ii) has been, is currently subject to or threatened with, an investigation or proceeding that could reasonably be expected to result in such debarment, exclusion or suspension, or (iii) has been assessed or threatened in writing with assessment of civil monetary penalties.

(xi)	The Company and each Subsidiary: (i) has all material licenses, registrations, approvals, permits, certificates, rights, accreditations, qualifications and other requirements to meet the requirements of the FDA and analogous state agencies; (ii) is in compliance in all material respects with the statutes, regulations, guidelines and policies of the FDA and analogous state agencies; and (iii) has no actual knowledge and is unaware of any material non-compliance with the statutory and regulatory requirements of the FDA and analogous state agencies.

(aaa)	Patient Privacy.

(i)	Each of the Company and its Subsidiaries (i) is in compliance in all material respects with all applicable federal, state and local laws and regulations regarding the confidentiality and security of health related information, including, but not limited to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as it may be amended from time to time, and the Health Information Technology for Economic and Clinical Health Act, as incorporated in the American Recovery and Reinvestment Act of 2009 and as it may be amended (the “HITECH Act”) (collectively, “HIPAA”), and the requirements of all regulations thereunder, including without limitation the regulations codified at 45 CFR Parts 160 and 164 and (ii) maintains privacy and security policies, procedures and safeguards that comply in all material respects with all applicable HIPAA requirements and accurately reflect the Company’s and its Subsidiaries’ practices in all material respects.

(ii)	Neither the Company nor any Subsidiary has (i) to the knowledge of the Company, experienced “a breach of unsecured protected health information” (as defined in 45 C.F.R. § 164.402), (ii) been legally required under HIPAA or any other federal, state or local data privacy law to provide notice to any individuals, customers, third parties, or Governmental Authorities regarding any such breach, or (iii) to the knowledge of the Company, been under investigation by any Governmental Authority for a violation of HIPAA or any other federal, state and local data privacy law, including the receipt of any notices from the United States Department of Health and Human Services Office for Civil Rights or Department of Justice relating to any such violations, except as would not be material to the Company and its Subsidiaries, taken as a whole.

(iii)	The Company and its Subsidiaries have entered into “Business Associate Agreements” (as defined in HIPAA) in all circumstances in which the Company and its Subsidiaries have been or are required to enter into such Business Associate Agreements. Such Business Associate Agreements are in compliance with HIPAA in all material respects, and the Company and its Subsidiaries are in material compliance with the terms of all Business Associate Agreements. To the knowledge of the Company, no business associate has breached any such Business Associate Agreement.

(bbb)	Privacy and Consumer Protection. The Company and each of the Subsidiaries has complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner.

(ccc)	Intellectual Property Rights. The Company or one of the Subsidiaries owns or has sufficient rights to use all intellectual and industrial property which is recognized under the law of any jurisdiction anywhere in the world, whether under common law, by statute or otherwise, including, but not limited to, any intellectual or industrial property included in or covered by an application (including provisional applications), certificate, filing, registration or other document seeking or confirming rights in any invention, work of authorship, industrial design integrated circuit topography or other intellectual property issued by, filed with or recorded by any Governmental Authority in any jurisdiction anywhere in the world (including, in the case of patent applications, international or multi-national applications filed in accordance with Chapter I of the Patent Cooperation Treaty or any other multi-lateral agreement), including any and all amendments to any of the foregoing (an “Intellectual Property Registration”), including but not limited to, intellectual or industrial property arising out of the following:

(i)	patents granted in any other jurisdiction anywhere in the world, reissues, divisions, continuations, continuations-in-part, re-examinations, renewals and substitutes thereof, foreign counterparts of the foregoing, term restorations or other extensions of the term of any issued or granted patents anywhere in the world and extensions of the exclusive right covering a product or service previously covered by any issued or granted patent anywhere in the world for the limited purpose of extending the holder’s exclusive right to make, use or sell a particular product or service covered by such patent (such as supplemental protection certificates or the like);

(ii)	trade names, trademarks, trade secrets, service names, service marks, business names, product names, brands, logos, slogans and other distinctive identifications used in commerce, whether in connection with products or services, and the goodwill associated with any of the foregoing;

(iii)	original works of authorship, derivative works and other copyrightable works of any nature, and fixations of any of the foregoing;

(iv)	software (in any expressed form, including source code and object code), databases and fixations thereof;

(v)	inventions, discoveries, developments, concepts, ideas, improvements, processes and methods, whether or not such inventions, discoveries, developments, concepts, ideas, improvements, processes, or methods are patentable or registrable;

(vi)	know-how, confidential information, trade secrets;

(vii)	industrial designs and integrated circuit topographies;

(viii)	usernames, keywords, tags, and other social media identifiers and accounts, for all third-party social media sites, as well as all content uploaded or posted to such sites, and uniform resource locators, website addresses, domain names, website content and all fixations thereof;

(ix)	any other intangible property similar to any of the above; and

(x)	any applications, registrations, any reissues, re-examinations, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications and extensions of any of the foregoing or any Intellectual Property Registrations for any of the foregoing

(collectively, “Intellectual Property”),

that is used by the Company or the Subsidiaries in connection with their businesses and operations as presently conducted or proposed to be conducted, except as would not, individually or in the aggregate have a Material Adverse Effect. The Company or one of the Subsidiaries owns all right, title and interest in and with respect to all Owned Intellectual Property, being all the material Intellectual Property that is used by the Company or the Subsidiaries in connection with their businesses and operations as presently conducted or proposed to be conducted, free and clear of any Encumbrances, and the Owned Intellectual Property is fully transferable, alienable and licensable without restriction. The Owned Intellectual Property and the Intellectual Property used in the business of the Company and its Subsidiaries are valid and enforceable and there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings pending with respect to any such Intellectual Property, except as would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole). The Company and/or the Subsidiaries have not received any notice, claim, threats or allegation from any person for any violation, misappropriation or infringement by the Company and/or the Subsidiaries of any rights with respect to any Intellectual Property owned by a third party or questioning the right of the Company and/or the Subsidiaries to unconditionally use, manufacture, possess, sell, transfer, convey, perform, distribute or otherwise dispose of any (i) technology, product or service (ii) Owned Intellectual Property, or (iii) Intellectual Property used or distributed by the Company and/or the Subsidiaries. To the knowledge of the Company, no person has infringed or misappropriated or is infringing or misappropriating, any right of the Company and/or the Subsidiaries in or to the Owned Intellectual Property. To the knowledge of the Company, the Company’s and the Subsidiaries’ use of the Owned Intellectual Property and the Intellectual Property used in the business of the Company and/or its Subsidiaries, past and present, has not and does not violate or constitute a breach of any agreement, obligation, promise or commitment by which the Company and/or the Subsidiaries may be bound or constitute a violation of any laws, regulations, ordinances, codes or statutes in any jurisdiction. The Company and the Subsidiaries have used commercially reasonable efforts to maintain and protect the Owned Intellectual Property and the Intellectual Property used in the business of the Company and its Subsidiaries.

(ddd)	Employment. The Company and the Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages. All material employee plans have been maintained in compliance with their terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such employee plans, in each case in all material respects and have been publicly disclosed to the extent required by Applicable Securities Laws and all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and/or the Subsidiaries, as applicable.

(eee)	Labour Disruption. There is not currently any labour disruption, conflict, slowdown, stoppage, complaint or grievance threatened or, to the knowledge of the Company, pending against the Company or the Subsidiaries which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company and the Subsidiaries, on a consolidated basis; and no union representation question exists respecting the employees of the Company and no collective bargaining agreement is in place or currently being negotiated by the Company.

(fff)	Employee Benefit Plans. Each of the Company and the Subsidiaries has satisfied in all material respects all obligations under, and there are no outstanding defaults or violations with respect to, and no Taxes, penalties, or fees are owing or exigible under or in respect of, any employee benefit, incentive, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, arrangements or practices relating to the current or former employees, officers or directors of the Company or any of the Subsidiaries maintained, sponsored or funded by them, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered and all contributions or premiums required to be paid thereunder have been made in a timely fashion and any such plan or arrangement which is a funded plan or arrangement is fully funded on an ongoing and termination basis.

(ggg)	ERISA. Each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and its Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

(hhh)	Environmental Claims. There have been no past unresolved, and to the knowledge of the Company there are no pending or threatened claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged violation of any Environmental Law; no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, individually or in the aggregate, has or may reasonably be expected to have, a Material Adverse Effect. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same. As used herein, “Environmental Laws” means all applicable federal, provincial, territorial, state and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions relating to the protection of human health and safety, the environment or the treatment, use, processing, storage, disposal, discharge, transport or handling of hazardous or toxic substances or wastes, pollutants or contaminants.

(iii)	Hazardous Substances. Except in compliance with applicable laws, neither the Company nor any Subsidiary has used any of its property or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances (“Hazardous Substances”) in a manner that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except in compliance with applicable laws, neither the Company nor any Subsidiary has caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which the Company or a Subsidiary is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to or dealing with Hazardous Substances in a manner that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(jjj)	Compliance with Industry Standards. To the knowledge of the Company, all products and services provided to customers, in whole or in part, by the Company or any Subsidiary and all component parts which are supplied to the Company or any Subsidiary are provided in full compliance with and meet industry specific standards set by all organizations which pertain to the business of the Company and each Subsidiary and the Company’s and each Subsidiary’s products and services have met and satisfied, and continue to meet and satisfy, all product safety standards necessary to permit the sale of the Company’s and each Subsidiary’s products and services where they are currently sold.

(kkk)	No Registration Rights. There are no outstanding rights which permit any person to cause the Company to file a prospectus, registration statement or other offering document under Applicable Securities Laws.

(lll)	Prospectus Disclosure. The statements set forth in the Prospectuses under the caption “Description of Share Capital” insofar as they purport to constitute a summary of the terms of the Shares are accurate and complete.

(mmm)	Treasury Regulators. To the knowledge of the Company, none of the Company, its Subsidiaries or any director, officer, agent, employee or affiliate of the Company or its Subsidiaries is currently the target of any proceeding, investigation, suit or other action arising out of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (“Treasury Regulators”); and the Company will not directly or indirectly use the proceeds of the offering of the Placement Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by Treasury Regulators.

(nnn)	Approvals, Permits, Authorizations. All consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement and the issuance of the Shares, as applicable, and the completion of the transactions contemplated by this Agreement, will have been made or obtained, as applicable.

(ooo)	Form of Certificates. The forms and terms of the certificates representing the Common Shares, if applicable, will have been approved and adopted by the board of directors of the Company and the form and terms of the certificates representing the Common Shares, if applicable, will not conflict with any applicable law.

(ppp)	Fees and Commissions. Other than Agents pursuant to this Agreement, there are no persons acting on behalf of the Company, or to the knowledge of the Company, purporting to act at the request or on behalf of the Company, that are entitled to any brokerage or finder’s fee or other similar fee in connection with respect to sales of Placement Shares pursuant to this Agreement and the transactions contemplated by this Agreement.

(qqq)	Purchases by the Agents. The Company acknowledges and agrees that the Agents have informed the Company that the Agents may, in accordance with applicable laws, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell Common Shares for the Agents’ own account and for the account of its clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(rrr)	Demand to Proceeds. Other than the Company, there is no person that is or will be entitled to demand the proceeds with respect to sales of Placement Shares pursuant to this Agreement under the terms of any Material Agreement or otherwise.

(sss)	Eligibility. Based on the current provisions of Tax Act and proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Common Shares will be “qualified investments” at a particular time for the purposes of the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account, a first home savings account, or a deferred profit sharing plan, each as defined in the Tax Act, provided that, at the particular time, they are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Tiers 1 and 2 of the TSX Venture Exchange and NASDAQ) or the Company otherwise qualifies as a “public corporation” other than a “mortgage investment corporation” (each defined in the Tax Act).

(ttt)	Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(uuu)	Due Diligence Requests. All information provided by the Company to the Agents and their counsel in relation to their due diligence requests is accurate in all material respects as at its respective date as stated therein and the Company has not withheld from the Agents or their counsel any adverse material facts known to the Company relating to the Company or with respect to sales of Placement Shares pursuant to this Agreement; the responses given by the Company and its officers at all oral due diligence sessions conducted by the Agents with respect to sales of Placement Shares pursuant to this Agreement, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such responses were given or shall be given, as the case may be; and where the responses reflect the opinion or view of the Company or its officers (including responses or portions of such responses which are forward-looking or otherwise relate to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given.

(vvv)	Sanctions. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent or employee of the Company or any Subsidiary:

(i)	is, or is controlled by or is acting on behalf of, an individual or entity that is currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority) (collectively, “Sanctions”);

(ii)	is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory;

(iii)	will, directly or indirectly, use the proceeds with respect to sales of Placement Shares pursuant to this Agreement, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity (A) to fund or facilitate any activities or business of or with any individual or entity or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or (B) in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in with respect to sales of Placement Shares pursuant to this Agreement, whether as underwriter, advisor, investor or otherwise); or

(iv)	for the past five years, has knowingly engaged in, and is not now knowingly engaged in, any dealings or transactions with any individual or entity, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(www)	Significant Acquisitions or Dispositions. Except in respect of the Great Elm Acquisition, the Company has not completed any “significant acquisition” or “significant disposition”, (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectuses pursuant to Applicable Securities Laws that are not already incorporated by reference in the Prospectus; the Company has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of National Instrument 51-102; and there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectus Supplements.

(xxx)	French Translation Exemption Order. The Translation Decision remains and is in full force and has not been rescinded, repealed, revoked or otherwise nullified by the AMF or any other Governmental Authority and, to the knowledge of the Company, based on such order, if sales of Placement Shares pursuant to this Agreement are not made in Québec, the Canadian Prospectuses (and the documents incorporated by reference therein) are not required to be translated into French.

(yyy)	Working Capital. The Company is not insolvent (within the meaning of applicable laws), is able to pay its liabilities as they become due and has sufficient working capital to fund its operations for at least 12 months following the date hereof.

(zzz)	Eligible Issuer. The Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Qualifying Jurisdictions prior to the date of this Agreement; the Company is as of the date hereof an Eligible Issuer in the Qualifying Jurisdictions and, during the period of distribution of the Placement Shares, will continue to be an Eligible Issuer in the Qualifying Jurisdictions and there will be no documents required to be filed under Applicable Securities Laws of the Qualifying Jurisdictions in connection with sales of Placement Shares pursuant to this Agreement of the Placement Shares that will not have been filed as required;

(aaaa)	Stamp Taxes. No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Agents, the Company or any of its Subsidiaries under the laws of Canada or the United States in connection with (i) the execution, delivery or consummation of this Agreement, (ii) the sale and delivery of the Placement Shares to the Agents or purchasers procured by the Agents or (iii) the resale and delivery of the Placement Shares by the Agents in the manner contemplated herein;

(bbbb)	Action to Manipulate Price. Neither the Company or any of the Subsidiaries nor, to the knowledge of the Company, any of the Company’s affiliates, has taken, nor will the Company, any Subsidiary or any such affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company in connection with sales of Placement Shares pursuant to this Agreement.

(cccc)	Investment Company Act. Neither the Company nor the Subsidiaries, is now or, after giving effect to the offering and sale of the Shares, will be required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(dddd)	No Improper Practices. (i) Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or the Subsidiaries, has, in the past five years, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; (ii) no relationship, direct or indirect, exists between or among the Company or, to the knowledge of the Company, the Subsidiaries or any affiliate of either of them, on the one hand, and the directors, officers and shareholders of the Company or, to the knowledge of the Company, the Subsidiaries, on the other hand, that is required by Applicable Securities Laws to be described in the Registration Statement and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or, to the knowledge of the Company, the Subsidiaries or any affiliate of them, on the one hand, and the directors, officers, shareholders or directors of the Company or, to the knowledge of the Company, the Subsidiaries, on the other hand, that is required by the rules of FINRA to be described in the Registration Statement and the Prospectuses that is not so described; and (iv) except as described in the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the knowledge of the Company, the Subsidiaries to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them.

(eeee)	Certain Market Activities. The Company has not taken, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Common Shares.

(ffff)	Broker/Dealer Relationships. Neither the Company nor the Subsidiaries (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a FINRA member” or “associated person of a FINRA member” (within the meaning of Article I of the Bylaws of the FINRA).

(gggg)	Sarbanes-Oxley. The principal executive officer and principal financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”) with respect to all reports, schedules, forms, statements and other documents required to be filed by it with the Commission, and the statements contained in any such certification are complete and correct. The Company, and to its knowledge, all of the Company’s directors or officers, in their capacities as such, are in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(hhhh)	No Misstatement or Omission in an Issuer Free Writing Prospectus. Each issuer free writing prospectus, as defined in Rule 405 under the Securities Act (an “Issuer Free Writing Prospectus”), if any, as of the Applicable Time did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by and through the Agents for use therein.

(iiii)	Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein that has not been superseded or modified. The Company has not made any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Company has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(jjjj)	DTC Eligibility. The Company, through its transfer agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Shares can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

(kkkk)	Transfer Agent. Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Common Shares at its principal office in the City of Vancouver, British Columbia, has been duly appointed as transfer agent and registrar in respect of the Common Shares.

(llll)	Shell Company Status. The Company is not currently, and within the past three years has not been, an issuer identified in Rule 144(i)(1) under the Securities Act.

8.	Covenants of the Company.

During the term of this Agreement, the Company covenants and agrees with the Agents that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and during the period in which a prospectus relating to the Placement Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Prospectuses or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the Prospectuses has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) under the Securities Act and with the Canadian Qualifying Authorities; (iii) it will prepare and file with the Commission and the Canadian Qualifying Authorities, promptly upon the Agents’ request, any amendments or supplements to the Registration Statement or the Prospectuses that, in the Agents’ reasonable opinion may be necessary or advisable in connection with the distribution of the Placement Shares by the Agents (provided, however that the failure of the Agents to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement, provided, further, that the only remedy the Agents shall have with respect to the failure by the Company to make such filing, but without limiting the Agents' rights under Section 11 hereof, will be to cease making sales under this Agreement until such amendment or supplement is filed), and in the event of a disagreement of the Agents and the Company as to whether any amendment or supplement is required, the Agents or the Company may terminate this Agreement pursuant to Section 13; (iv) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference therein) a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (v) it will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference therein if such documents are accessible from EDGAR or SEDAR, as applicable); and the Company will cause (i) each amendment or supplement to the U.S. Prospectuses to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectuses to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order, cease trade order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the form of the Registration Statement or the Prospectuses or for additional information; and, if there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Sections 4 or 14, as applicable, in the event of the issuance of any such stop order, cease trade order or of any such order preventing or suspending the use of the Prospectuses in respect of the Shares or suspending any such qualification, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order; and if there is no such outstanding Placement Notice, then, if, in the Company's determination and at the Company's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions or the United States, as applicable.

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Company will comply with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file on or before their respective due dates all reports required to be filed by it with the Commission pursuant to Sections 14(a), 14(c), 16(d), if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Shares during such period and the Company will promptly amend or supplement the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d)	NASDAQ and Canadian Exchange Filings. In connection with the offering and sale of the Placement Shares, the Company (i) will file with the Principal Trading Market all documents and notices, and make all certifications, as may be required by the Principal Trading Market, and (ii) will file with the Canadian Exchange all documents and notices, and make all certifications, as may be required by the Canadian Exchange.

(e)	Listing of Placement Shares. The Company will use commercially reasonable efforts to cause the Placement Shares to be listed on the Principal Trading Market and the Canadian Exchange and to qualify the Placement Shares for sale under the securities laws of such jurisdictions in the United States as the Agents designate and under Canadian Securities Laws and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify or to file a general consent to service of process in any such jurisdiction or subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(f)	Delivery of Registration Statement and Prospectuses. Upon the request of Canaccord, the Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents’ request, will also furnish copies of the Prospectuses to each exchange or market on which sales of Placement Shares may be made; provided, however, the Company shall not be required to furnish any documents to the Agent that are available on SEDAR or EDGAR, as applicable.

(g)	Company Information. At the request of the Agents, the Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement and applicable securities laws.

(h)	Earnings Statement. The Company will make generally available to its security holders as soon as practicable, an earnings statement covering a 12 month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

(i)	Expenses.

(i)	The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay or cause to be paid all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and each Issuer Free Writing Prospectus (as defined in Section 9 of this Agreement), (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 8(e) of this Agreement, including filing fees in connection therewith, (v) the printing and delivery to the Agents of any requested copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the Principal Trading Market and Canadian Exchange, and (vii) filing fees and expenses related to the Commission and FINRA of the terms of the sale of the Placement Shares.

(ii)	In addition to any fees that may be payable to the Agents hereunder and regardless of whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, the Company shall reimburse the Agents for all of their reasonable and documented out-of-pocket expenses arising out of this Agreement including, (A) legal counsel fees of the Agents not to exceed the amount set out in the letter agreement between the Company and the Agents dated the date hereof (“Letter”), plus taxes and disbursements, (B) legal counsel fees of the Agents not to exceed the amount set out in the Letter plus taxes and disbursements, for every update made on an a Representation Date or Amendment Date occurring at a time at which a Placement Notice is pending or outstanding and Comfort Letters are being delivered pursuant to Section 8(r) hereof, and (C) travel and related expenses, the costs of document preparation, production and distribution, third party research and database services, within ten (10) days of the presentation by the Agents to the Company of a reasonably detailed statement therefor, provided that any expenses (other than legal counsel fees contemplated in (A) and (B) above), incurred above US$1,000 shall require the prior written approval of the Company.

(j)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses.

(k)	Other Sales. Without the prior written consent of the Agents (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company will not (A) directly or indirectly, offer to sell, sell, announce the intention to sell, contract to sell, pledge, lend, grant or sell any option, right or warrant to sell or any contract to purchase, purchase any contract or option to sell or otherwise transfer or dispose of any Common Shares (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares or file any registration statement under the Securities Act with respect to any of the foregoing (other than a registration statement on Form S-8 or any amendments or supplements to existing Registration Statements or any new Registration Statements in replacement thereof pursuant to registration obligations of the Company in existence on the date hereof), or (B) enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Common Shares, or any securities convertible into or exchangeable or exercisable for or repayable with Common Shares, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, during the period beginning on the fifth (5th) Business Day immediately prior to the date on which any Placement Notice is delivered by the Company hereunder and ending on the fifth (5th) Business Day immediately prior to the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice; and without the prior written consent of the Agents (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company will not directly or indirectly in any other “at the market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares prior to the termination of this Agreement; provided, however, that all of the foregoing restrictions in clause (A) and (B) will not be applicable to the Company’s issuance or sale of (i) Common Shares, restricted stock units, options to purchase Common Shares, or other such awards, or Common Shares issuable upon the exercise or settlement of options, restricted stock units, or other such awards, or Common Shares issuable upon the settlement of restricted stock unit awards, or other equity awards or Common Shares issuable upon exercise or vesting of such other equity awards, pursuant to any (x) stock option, equity compensation or other benefits plan, (y) stock ownership or share purchase plan or (z) dividend reinvestment plan (but not shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, (ii) Common Shares issuable upon conversion of securities, settlement of restricted stock units, or the exercise of warrants, options or other rights in effect or outstanding from time to time, and (iii) Common Shares, warrants, or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, reorganizations, other business combinations or strategic alliances occurring after the date of this Agreement.

(l)	Change of Circumstances. The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise the Agents promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(m)	Due Diligence Cooperation. The Company will reasonably cooperate with any due diligence review of reasonable scope conducted by the Agents or their respective agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

(n)	Affirmation of Representations, Warranties, Covenants and Other Agreements. The Company acknowledges that each delivery of a Placement Notice and each delivery of Placement Shares on a Settlement Date shall be deemed to be (i) an affirmation to the Agents that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such Placement Notice or of such Settlement Date, as the case may be, as though made at and as of each such date, except as may be disclosed in the Prospectuses (including any documents incorporated by reference therein and any supplements thereto); and (ii) an undertaking that the Company will advise the Agents if any of such representations and warranties will not be true and correct as of the Settlement Date for the Placement Shares relating to such Placement Notice, as though made at and as of each such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented relating to such Placement Shares and as any such representation or warranty is, by its express terms, limited to a specific date).

(o)	Required Filings Relating to Placement of Placement Shares. In each quarterly report, management’s discussion and analysis, annual information form or annual financial statements / annual report on Form 40-F or 20-F filed by the Company in respect of any quarter in which sales of Placement Shares were made by the Agents under this Agreement (each date on which any such document is filed, and any date on which an amendment to any such document is filed, a “Company Periodic Report Date”), the Company shall set forth with regard to such quarter the number of Shares sold through the Agents under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX Venture Exchange, the Company will comply with the reporting requirements set forth in TSX Venture Exchange Policy 4.2 and any other applicable requirements of the TSX Venture Exchange in connection with sales of Shares under this Agreement; and if the Shares are listed on the Toronto Stock Exchange, the Company will comply with the reporting requirements and any other applicable requirements of the Toronto Stock Exchange in respect of sales of Shares under this Agreement.

(p)	Representation Dates; Certificate. During the term of this Agreement, on the date of each Placement Notice given hereunder, and each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements (other than a prospectus supplement relating solely to an offering of securities other than the Placement Shares) the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form 40-F or 20-F under the Exchange Act or files an Annual Information Form or annual financial statements under Canadian Securities Laws; or (iii) files interim financials statements in a report on Form 6-K containing amended financial information (other than an earnings release, to “furnish” information pursuant to Form 6-K or to provide disclosure pursuant to Form 6-K relating to the reclassifications of certain properties as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144) under the Exchange Act or files interim financial statements under Canadian Securities Laws (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a “Representation Date”); the Company shall furnish the Agents (but in the case of clause (iii) above only if the Agents reasonably determines that the financial information contained in such Form 6-K is material) with a certificate, in the form attached hereto as Exhibit B. The requirement to provide a certificate under this Section 8(p) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 8(p), then before the Company delivers the Placement Notice or the Agents sell any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit B, dated the date of the Placement Notice.

(q)	Legal Opinions. Upon execution of this Agreement (or within five Trading Days thereof), and within five Trading Days after each (i) Amendment Date, and (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B, in each case to the extent for which no waiver is applicable, the Company will furnish or cause to be furnished to the Agents the written opinion and, in the case of DLA Piper, LLP, a negative assurance letter, to the extent applicable, of: (A) DLA Piper, LLP (US), US counsel for the Company, (B) DLA Piper (Canada) LLP, Canadian counsel for the Company and opinions of local counsel in Canadian jurisdictions where DLA Piper (Canada) LLP is not qualified to practice law; and (C) any other legal counsel of the Company, as it relates to the Material Subsidiaries, dated the date of this Agreement (or dated within five Trading Days after the date of this Agreement) or the date of such commencement or recommencement or the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agents and their counsel, or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agents shall furnish the Agents with a letter substantially to the effect that the Agents may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). Such opinion and negative assurance letter, to the extent applicable, shall be rendered to the Agents at the request of the Company and shall state so therein. The requirement to furnish the documents set out in this Section 8(q) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until, and if, the Company delivers a Placement Notice hereunder. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Placement Notice, or the Agents sell any Shares, the Company shall provide the Agents with the relevant documents set out in this Section 8(q). For greater and notwithstanding the foregoing, the requirement of the Company to deliver the opinions referred to in (C) above shall not apply in respect of the execution of this Agreement, but rather shall only be required for any Representation Date occurring at a time at which no Placement Notice is pending or, if requested by the Agents, any applicable Amendment Date.

(r)	Comfort Letters. Upon execution of this Agreement, and within five Trading Days after each (i) Registration Statement Amendment Date, and (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B, in each case, to the extent for which no waiver is applicable, the Company shall cause (A) its current independent accountants, and (B) MNP LLP, its former independent accountants, to furnish the Agents letters (each, a “Comfort Letter”) dated the date such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (i) confirming that they are independent public accountants within the meaning of the Canadian Securities Laws, the Securities Act and the rules and regulations thereunder, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters included in or incorporated by reference in the Registration Statement as ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letters”) and (iii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. Notwithstanding the foregoing, it is acknowledged that the Company is only required to deliver an Initial Comfort Letter by the MNP LLP on the date of this Agreement, and is not required to update such Initial Comfort Letter. The requirement to furnish the documents set out in this Section 8(r) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until, and if, the Company delivers a Placement Notice hereunder. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Placement Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 8(r).

(s)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(t)	Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for companies engaged in similar businesses in similar industries.

(u)	Compliance with Laws. The Company and its Subsidiaries shall comply with all federal, state and local or foreign law, rule, regulation, ordinance, order or decree applicable to them, except where failure to so comply would not reasonably be expected to have a Material Adverse Effect. Furthermore, the Company and its Subsidiaries shall maintain, or cause to be maintained, all material environmental permits, licenses and other authorizations required by foreign, federal, state and local law in order to conduct their businesses as described in the Prospectus, and the Company and its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations would not reasonably be expected to have a Material Adverse Effect.

(v)	Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor the Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(w)	Securities Act and Exchange Act. The Company shall comply, in all material respects, with all requirements imposed upon it by the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Shares as contemplated by the provisions hereof and the Prospectuses.

(x)	Canadian Securities Laws. The Company shall comply, in all material respects, with all requirements imposed upon it by the (x) Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Shares as contemplated by the provisions hereof and the Prospectuses.

(y)	No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and the Agents in its capacity as principal or agent hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed by it with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Common Shares hereunder.

(z)	Sarbanes-Oxley Act. The Company and the Subsidiaries will use their commercially reasonable efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

(aa)	Rescission Offers. If, to the knowledge of the Company, all filings required by General Instruction II.L of Form F-10 in connection with this offering shall not have been made or the representation in Section 7 shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Placement Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Placement Shares.

(bb)	Actively Traded Security. The Company shall notify the Agents at any time the Common Shares becomes an “actively traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule. Furthermore, the Company shall notify the Agents immediately if the Common Shares, having once qualified for such exemption, ceases to so qualify.

(cc)	PFIC Status. For each taxable year in which the Company determines it is a “passive foreign investment company” as defined in Section 1297 of the Code, the Company will provide to holders of Shares that are U.S. taxpayers upon written request, or post on the Company’s website, the required information to enable such holders to make a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

9.	Additional Representations and Covenants of the Company.

(a)	Issuer Free Writing Prospectuses.

(i)	The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents (such consent not to be unreasonably withheld, conditioned or delayed), it will not make any offer relating to the Shares that would constitute a “free writing prospectus” (as defined in Rule 405 of the Securities Act) (an “Issuer Free Writing Prospectus”) required to be filed by it with the Commission or retained by the Company under Rule 433 of the Securities Act; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(ii)	The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, the Prospectuses or the Disclosure Package including any document incorporated by reference therein that has not been superseded or modified. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)	The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Prospectuses or the Disclosure Package including any document incorporated by reference therein that has not been superseded or modified, or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if reasonably requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(b)	Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agents of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the preliminary terms of the Placement Shares or their offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents covenant with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) of the Securities Act a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agents.

(c)	Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses, the Disclosure Package, or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above).

10.	Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein and in the applicable Placement Notices, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Registration Statement Effective. The Registration Statement shall be effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(b)	Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and, in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which might reasonably require any amendments or supplements to the Registration Statement, the Disclosure Package or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement, the Disclosure Package or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Disclosure Package, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of the Disclosure Package and the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement, the Disclosure Package or Prospectuses would be appropriate.

(d)	No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement or the Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ opinion (under the advice of counsel) is material, or omits to state a fact that in the Agents’ opinion (under the advice of counsel) is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(e)	Material Changes. Except as contemplated and appropriately disclosed in the Disclosure Package and the Prospectuses, or disclosed in the Company’s reports filed with the Commission and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common shares of the Company and its Subsidiaries, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company’s securities by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities, the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses.

(f)	Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(p) on or before the date on which delivery of such certificate is required pursuant to Section 8(p).

(g)	Legal Opinions. The Agents shall have received the opinions of counsel to the Company or alternatively letters of prior reliance in form and substance reasonably acceptable to the Agents, as applicable, as required to be delivered pursuant Section 8(q) on or before the date on which such delivery of such opinions are required pursuant to Section 8(q).

(h)	Comfort Letters. The Agents shall have received the Comfort Letters required to be delivered pursuant Section 8(r) on or before the date on which such delivery of such letter is required pursuant to Section 8(r).

(i)	Due Diligence. The Company shall have complied with all of its due diligence obligations pursuant to Section 8(m).

(j)	Approval for Listing; No Suspension. (i) The Principal Trading Market shall have been notified about the issuance of the Placement Shares at or prior to the issuance of the Placement Notice; (ii) the Placement Shares shall have been conditionally approved for listing, subject to notice of issuance, on the Canadian Exchange; and (iii) Trading in the Common Shares shall not have been suspended on either the Canadian Exchange or the Principal Trading Market.

(k)	Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(p), the Company shall have furnished to the Agents such appropriate further information, certificates, opinions and documents as the Agents may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such opinions, certificates, letters and other documents as the Agents shall reasonably request.

(l)	Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 and the Securities Act and required by Canadian Securities Laws to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 and the Securities Act and applicable Canadian Securities Laws.

(m)	No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 13(a).

11.	Indemnification and Contribution.

(a)	Company Indemnification. The Company will indemnify and hold harmless the Agents and each person, if any, who controls the Agents within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which the Agents or such controlling person may become subject, under the Securities Act, Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation as defined under Canadian Securities Laws or an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectuses, the Disclosure Package, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d), or any amendment or supplement to the Registration Statement, the Prospectuses or the Disclosure Package, or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Placement Shares under the securities laws thereof or filed with the Commission or the Canadian Qualifying Authorities, or arise out of or fare based upon the omission or alleged omission to state in the Registration Statement, the Prospectus, the Disclosure Package, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d), or any amendment or supplement to the Registration Statement, the Prospectuses, or the Disclosure Package or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Placement Shares under the securities laws thereof or filed with the Commission or the Canadian Qualifying Authorities a material fact required to be stated in it or necessary to make the statements therein, in light of the circumstances in which they were made not misleading, and will reimburse the Agents for any reasonable documented legal expenses of counsel for the Agents and one set of local counsel in each applicable jurisdiction for the Agents, and for other documented expenses reasonably incurred by the Agents in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Prospectuses or the Disclosure Package, or any such amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by and through the Agents expressly for use therein.

(b)	The Agents Indemnification. Each of the Agents, severally and not jointly, will indemnify and hold harmless the Company, each of its directors and each of its officers and each person, if any, who controls the Company (each, an “Agent Indemnified Party”) against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation as defined under Canadian Securities Laws or an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendments thereto), the Prospectuses (or any amendment or supplement thereto), the Disclosure Package or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact, in the case of the Registration Statement or any amendment thereto, required to be stated therein or necessary to make the statements therein not misleading and, in the case of the Prospectuses or any supplement thereto, the Disclosure Package or the Issuer Free Writing Prospectus, necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement (or any amendments thereto), the Prospectuses (or any amendment or supplement thereto), except for any information set out therein relating to, and furnished by, the Agents, the Disclosure Package, or any Issuer Free Writing Prospectus, in each case, in reliance upon and in conformity with written information furnished to the Company by and through the Agents expressly for use therein; and will reimburse such Agent Indemnified Party for any legal or other expenses reasonably incurred by such Agent Indemnified Party in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)	Procedure. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, promptly notify such indemnifying party in writing of the institution of such proceeding and such indemnifying party shall assume the defense of such proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the failure to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise. The indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such proceeding or the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable to the expenses of more than one separate counsel (in addition to any local counsel) in any one proceeding or series of related proceedings in the same jurisdiction representing the indemnified parties who are parties to such proceeding). No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party. No indemnifying party shall be liable for any settlement of any action or claim affected without its written consent, which consent shall not be unreasonably withheld.

(d)	Contribution. If the indemnification provided for in this Section 11 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other from the offering of the Placement Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Agents on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company, bear to the total underwriting discounts, commissions and other fees actually received by the Agents. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agents on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agents agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Placement Shares distributed to the public by them were offered to the public exceeds the amount of any damages which such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents’ obligations in this Section 11(d) to contribute are several in proportion to their respective obligations and not joint nor joint and several.

(e)	Obligations. The obligations of the Company under this Section 11 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Agents within the meaning of the Securities Act; and the obligations of the Agents under this Section 11 shall be in addition to any liability which the Agents may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

12.	Representations and Agreements to Survive Delivery.

All representations and warranties of the parties hereto set out in this Agreement or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor, or (iii) any termination of this Agreement. for a period of two years from the date of termination this Agreement.

13.	Termination.

(a)	Each Agent may terminate this Agreement, solely with respect to its rights and obligations hereunder, at any time by giving notice as hereinafter specified if (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred or any other event has occurred which, in the sole judgment of the Agents, may materially impair the Agents’ ability to proceed with the offering to sell the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of the Agents’ obligations hereunder is not fulfilled, or (iv) any suspension or limitation of trading in the Common Shares of the Company on the Principal Trading Market or the Canadian Exchange shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i) (Expenses), Section 11 (Indemnification), Section 12 (Survival of Representations), Section 13(f) (Termination), Section 18 (applicable law; Consent to Jurisdiction) and Section 19 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate this Agreement as provided in this Section 13(a), such Agent shall provide the required notice as specified in Section 14 (Notices). For the avoidance of doubt, the termination by one Agent of its rights and obligations under this Agreement pursuant to this Section 13(a) shall not affect the rights and obligations of the other Agent under this Agreement.

(b)	The Company shall have the right to terminate this Agreement in its sole discretion at any time by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 11, Section 12, Section 13(f), Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(c)	In addition to, and without limiting the Agents’ rights under Section 13(a), either Agent shall have the right to terminate this Agreement in its sole discretion at any time after the date of this Agreement by giving the Company ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 11, Section 12, Section 13(f), Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination. For the avoidance of doubt, the termination by one Agent of its rights and obligations under this Agreement pursuant to this Section 13(c) shall not affect the rights and obligations of the other Agent under this Agreement.

(d)	This Agreement shall remain in full force and effect until the earliest to occur of: (i) termination pursuant to Sections 13(a), 13(b) or 13(c) above or otherwise by mutual agreement of the parties; or (ii) such date that the aggregate gross sales proceeds of Shares sold pursuant to this Agreement equals US$40,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold); provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8(i), Section 11, Section 12, Section 13(f), Section 18 and Section 19 shall remain in full force and effect. The Company and the Agents agree that upon the lapse of the Canadian Base Prospectus prior to such date that the aggregate gross sales proceeds of Shares sold pursuant to this Agreement equals US$40,000,000, if the Company files a new base shelf prospectus and prospectus supplement to such new base shelf prospectus, then this Agreement shall continue to apply, provided that (A) parties hereto will make consequential amendments to this Agreement in respect thereof, and (B) pending such new base shelf prospectus and prospectus supplement being declared effective by the Commission and receipts being issued by the Canadian Qualifying Authorities in respect of such new base shelf prospectus and prospectus supplement, no Placement Notice shall be given by the Company.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Company terminates this Agreement, as permitted under Section 13(b), the Company shall be under no continuing obligation, whether pursuant to this Agreement or otherwise, to utilize the services of the Agents in connection with any sale of securities of the Company or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares sold on or before the termination date and the Company shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

14.	Notices

Subject to Section 2(a), all notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

Canaccord Genuity LLC
99 High Street, Suite 1200
Boston, MA 02110
Attention: ECM, General Counsel

and

Canaccord Genuity Corp.
40 Temperance Street, Suite 2100

Toronto, Ontario M5H 0B4

Attention: Steve Winokur

Email:        swinokur@cgf.com

and

Beacon Securities Limited

66 Wellington Street West, Suite 4050

Toronto, Ontario M5K 1H1

Attention: Justin Gilman

Email:        jgilman@beaconsecurities.ca

With a copy to:

Dorsey & Whitney LLP
161 Bay Street, Suite 4310

Toronto, Ontario M5J 2S1

Attention: Richard Raymer

Email:        raymer.richard@dorsey.com

and

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, Ontario, M5H 2T6

Attention: John Sabetti

Email:        jsabetti@fasken.com

or if sent to the Company, shall be delivered to:

Quipt Home Medical Corp.
1019 Town Drive

Wilder, Kentucky, 41076

Attention: Gregory Crawford, Chairman and Chief Executive Officer

Email:       grawford@myquipt.com

With a copy to:

DLA Piper (Canada) LLP
1 First Canadian Place, Suite 6000
100 King Street West

PO Box 367

Toronto, Ontario, M5X 1E2

Attention: Robbie Grossman

Email:        robbie.grossman@dlapiper.com

and

DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121
Attention: Larry Nishnick
Email: larry.nishnick@us.dlapiper.com

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (ii) on the Business Day actually received if deposited in the U.S. mail or through Canada Post (certified or registered mail, return receipt requested, postage prepaid), and (iii) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the Principal Trading Market and the Canadian Exchange are open for business.

15.	Successors and Assigns.

This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of either of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other party or parties, provided, however, each Agent may assign its rights and obligations hereunder to an affiliate of such Agent without obtaining the Company’s consent.

16.	Adjustments for Stock Splits.

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

17.	Entire Agreement; Amendment; Severability.

This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

18.	Applicable Law; Consent to Jurisdiction.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

19.	Waiver of Jury Trial.

The Company and the Agents hereby irrevocably waive any right such party may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

20.	Absence of Fiduciary Duties.

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such offering and sale. The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectuses (and any amendments and supplements thereto). The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of Company.

21.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours, QUIPT HOME MEDICAL CORP.

By:	/s/ Gregory Crawford
	Name:	Gregory Crawford
	Title:	Chairman and Chief Executive Officer

ACCEPTED as of the date first-above written: CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
	Name:	Jennifer Pardi
	Title:	Managing Director, Global Head of Equity Capital Markets

CANACCORD GENUITY CORP.

By:	/s/ Steve Winokur
	Name:	Steve Winokur
	Title:	Managing Director, Investment Banking

BEACON SECURITIES LIMITED

By:	/s/ Justin Gilman
	Name:	Justin Gilman
	Title:	Managing Director, Investment Banking

[Signature page to Equity Distribution Agreement]

Schedule 1

The Authorized Representatives of the Company are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Gregory Crawford Chairman and Chief Executive Officer	[*]	[*]
Hardik Mehta Chief Financial officer	[*]	[*]

The Authorized Representatives of Canaccord Genuity LLC are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
[●]	[●]	[*]

The Authorized Representatives of Canaccord Genuity Corp. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Canaccord Genuity Corp.	[*]	N/A

Exhibit A
Form of Placement Notice

[Date]

To:	Canaccord Genuity LLC Canaccord Genuity Corp.

Attn: [                      ]

Reference is made to the Equity Distribution Agreement among Quipt Home Medical Corp. (the “Company”), Canaccord Genuity LLC, Canaccord Genuity Corp, and Beacon Securities Limited (collectively, the “Agents”), dated as of May 15, 2023. The Company confirms that all conditions to the delivery of this Placement Notice are satisfied as of the date hereof.

Date of Delivery of Placement (determined pursuant to Section 2(b)):

Placement Shares:

US$ /
C$
Number of days in selling period:
First date of selling period:
Last date of selling period:
Settlement Date(s) if other than standard T+2 settlement:

Floor Price Limitation and Applicable Currency:	US$ / _____ per share
C$ / _____ per share

Maximum Number of Shares that can be sold:

Stock Exchange on which Shares are to be sold (if a Canadian stock exchange, C$ must be specified in this Placement Notice; if a US stock exchange, US$ must be specified in this Placement Notice):

Comments:

QUIPT HOME MEDICAL CORP.
Per:
Authorized Signing Officer
Name:
Title:

Exhibit B
OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Quipt Home Medical Corp. (“Company”), a company incorporated under the Business Corporations Act (British Columbia), do hereby certify in such capacity and on behalf of the Company pursuant to Section 8(m) of the Equity Distribution Agreement dated May 15, 2023 (the “Distribution Agreement”) among the Company, Canaccord Genuity LLC, Canaccord Genuity Corp. and Beacon Securities Limited, to the best of my knowledge that:

1.	The representations and warranties of the Company in Section 7 of the Distribution Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

2.	The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date:	By:
Name:
Title: